IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

January 30, 2014

Ms. Mary A. Cole, Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ivy Asset Strategy New Opportunities Fund

Ivy Emerging Markets Equity Fund

Registration Statement on Form N-14/A

File No. 333-192918

Dear Ms. Cole,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ivy Funds hereby requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the above-captioned Registration Statement filed on January 30, 2014, so that it will become effective on January 30, 2014, or as soon thereafter as practicable.

Very Truly Yours,

/s/Mara D. Herrington
Mara D. Herrington
Secretary